EXHIBIT 99.1

Cellectis to Hold Fourth Quarter 2021 Earnings Call on Friday March 4, 2022 at 8:00AM EST

NEW YORK, Feb. 24, 2022 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced that it will report its financial results for the fourth quarter and year-end 2021 ending December 31, 2021, on Thursday, March 3, 2022, after the close of the US market.

The announcement will be followed by a conference call and live audio webcast on Friday, March 4, 2022, at 8:00 AM EDT / 2:00 PM CET, prior to the open of the US market. The call will include the Company’s fourth quarter results, year-end results, and an update on business activities. Details for the call are as follows:

Dial-In Information:
Live (US/Canada): + 1(877) 451-6152
Live (international): + 1(201) 389-0879
Conference ID: 13727032
Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1528796&tp_key=c23a20c39e
The webcast audio will be made available for one year on the Company’s website here.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR-T cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.

Cellectis headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

Cellectis Media Contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Cellectis Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

 Forward-looking Statements
This presentation contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachments

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